UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 15, 2010, entitled "Notifiable Trading”.

Notifiable Trading

The following managers in Statoil have today 15 April 2010 bought shares in Statoil at a price of 144.64 NOK per share.

Number of acquired shares and their new total share holding are listed in the table below. The trade has been made trough DnBNOR Markets.

Name	Bought	New Share holding
Bjørnson, Rune	2261	10 737
Eide, Tom Melbye	2499	11 734
Gjærum, Reidar	1497	9 246
Jacobsen, Jon Arnt	2324	14 023
Koch, Nina Birgitte	1083	4 876
Lund , Helge	6161	31 073
Mellbye, Peter	2994	16 027
Michelsen, Øystein	2752	8 618
Myrebøe, Gunnar	2110	8 028
Nes, Helga	2020	5 667
Skeie, Svein	972	6 540
Sætre, Eldar	2486	12 851
Thomsen, Kåre	1051	9 084
Øvrum, Margareth	2558	15 247

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 15, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer